Shareholder Memo

Vote against the defensive Special Meeting Ratification Proposal (4)
The Stand-Still Management Proposal with a One-Sided Proxy Presentation

There are at least 2 reasons to vote against the special meeting ratification proposal in the 2018 proxy – the stand-still management proposal.
It calls for Capital One Financial Corporation management to stand still in regard to the current special meeting provisions.

This defensive ratification proposal is a waste of shareholder money.
If this ratification proposal was omitted from the ballot – Capital One Financial shareholders would still have the provisions called for in the defensive ratification proposal.

The real purpose of the defensive ratification proposal is to prevent shareholders from voting on a reasonable shareholder proposal that was submitted first for 10% of shares to call a special meeting. A similar shareholder proposal won 94% shareholder support at Nuance Communications (NUAN) in February 2018.

This is the defensive Capital One Financial no-action request to prevent COF shareholders from voting on the reasonable shareholder proposal:
Capital One Financial Corporation (February 21, 2018)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/cheveddencapital022118-14a8.pdf

Capital One Financial should advise how much shareholder money was spent on this defensive no-action request by a big law firm – to see if it is a 5-figure sum.

At the time that the shareholder proposal was submitted COF shareholders already had the right right to call a special meeting – requiring an ownership threshold of 25%. A 25% ownership threshold can mean that more than 50% of shareholders must be contacted during a short time period to simply call a special meeting.

It is an advantage for shareholders to have an ownership threshold of 10% as called for in the shareholder proposal that was submitted first before the COF stand-still proposal. Plus many shareholders, who want a special meeting, can make a small paperwork error that will disqualify their shares from counting toward the 10% threshold. And COF will watch the incoming paperwork like a hawk.

Thus the first reason to vote against the stand-still ratification proposal is to support a more realistic ownership threshold which is less than the current threshold of 25% ownership.

The second reason to vote against the stand-still ratification proposal with only management entrenchment accompanying text is to send a message to management that a one-sided management ratification proposal in support of standing still is no substitute for a shareholder proposal that gives shareholders the choice of making a reasonable improvement in the right of shareholders to call a special meeting.

If the shareholder proposal had been published in the 2018 proxy – COF management could have even overwhelmed the shareholder proposal with 3-times as many words of management entrenchment text. (Apparently 3-to-1 was not enough of a home field advantage for COF management.)

With the ratification proposal that has text from only the management side replacing the shareholder proposal which would have triggered text covering both sides – shareholders can only read the one-sided management ratification text that is overwhelmingly in support of standing-still.

It is an advantage for shareholders to have a choice and to make a decision based on reading about both sides of an issue.

Other companies will have 2018 copycat versions of the COF one-sided stand-still proposal:
CF Industries Holdings, Inc.
Capital One Financial Corporation (COF)
JPMorgan Chase & Co. (JPM)
eBay Inc. (EBAY)
AES Corp (AES)

One can read the defensive no-action requests for the above companies at:
Division of Corporation Finance
2018 No-Action Letters Issued Under Exchange Act Rule 14a-8
https://www.sec.gov/divisions/corpfin/cf-noaction/2018_14a-8.shtml

Vote against the defensive Special Meeting Ratification Proposal (4)
The Stand-Still Management Proposal with a One-Sided Proxy Presentation

John Chevedden
Capital One Financial shareholder since 2011

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder urges shareholders to vote against Ratification of Special Meeting Provisions (the defensive Stand-Still Management Proposal) following the instruction provided on the management’s proxy mailing.